Exhibit (a)(5)(H)

June 8, 2023

[Name],

As you have likely seen, Nano Dimension has initiated a special tender offer of Stratasys’ ordinary shares at $18.00 per share. The purpose of the offer is to purchase between 38.8% and 40.8% of additional Stratasys’ outstanding ordinary shares such that we would own between 53% and 55% of the outstanding Stratasys shares, inclusive of Nano Dimension’s ownership of approximately 14.1% of Stratasys’ outstanding shares. I would like to highlight a few key points about the offer, which Nano Dimension’s management team and Board of Directors unanimously stand behind, and to reiterate Nano Dimension’s strong recommendation for all Stratasys shareholders to participate in the offer. Our special tender offer:

i.       Provides $18.00 per share in cash at a compelling premium–39% above the unaffected 60-day VWAP as of March 3rd, 2023.

ii.      Provides certain value during a time of significant market volatility and broader macroeconomic uncertainty.

iii.     Stands superior to an uncertain and highly dilutive proposed transaction with Desktop Metal Inc. or an uncertain transaction with 3D Systems Corp., given the risks associated with these competing transactions.

In the context of the current market challenges and compared to a potentially risky stock merger, the Nano Dimension special tender offer delivers certain and near-term all-cash value at a compelling premium. We believe that Stratasys — either as a standalone company or through any other business combination — will not be able to deliver the compelling value our offer provides.

With a successful outcome of the tender, we will continue to execute on our strategic plan to drive value creation for our shareholders and other stakeholders, both in Nano and in SSYS, where profitability of both will benefit all. We expect our management to be compensated on the performance of SSYS operations, as SSYS will become Nano’s largest business asset.

From conversations with other Stratasys investors, we know that many shareholders also believe our offer provides shareholders with near-term outsized value relative to the alternatives. I would welcome the opportunity to schedule a call with you to walk you through our perspectives on the offer. Additionally, I will be in the New York City area between Thursday, June 8th and Friday, June 16th if you are interested in meeting in person.

For additional information on how to tender your shares, please call our Information Agent, Georgeson LLC, toll free at (877) 668-1646. Additional information about the offer is available on our website, www.StratasysValueNow.com. The offer will expire at 11:59 p.m., New York time, on June 26th, 2023, unless earlier terminated or extended.

Thank you for your consideration.

Yours,
[ ]

Important Information About the Special Tender Offer

This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Stratasys or any other securities, nor is it a substitute for the tender offer materials described herein. On May 25, 2023, Nano Dimension Ltd. (“Nano Dimension” or “Nano”) filed with the SEC a tender offer statement on Schedule TO, including an offer to purchase, a related letter of transmittal and other tender offer documents, as subsequently amended. On May 30, 2023, Stratasys Ltd. (“Stratasys”) filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, as subsequently amended, as required by the tender offer rules.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ BOTH THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

Investors and security holders may obtain a free copy of the offer to purchase, the related letter of transmittal, certain other tender offer documents and the solicitation/recommendation statement and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Georgeson LLC, the Information Agent for the tender offer, named in the tender offer statement. In addition, Stratasys files annual reports, interim financial statements and other information with the SEC, and Nano Dimension files annual reports, interim financial statements and other information with the SEC, which are available to the public at the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Stratasys may be obtained at no charge on the investor relations page of Stratasys’ website at www.stratasys.com. Copies of the documents filed with the SEC by Nano Dimension may be obtained at no charge on the investor relations page of Nano Dimension’s website at www.nano-di.com.